Mail Stop 3561

September 30, 2008

Ms. Mary E. Higgins
Chief Financial Officer
Herbst Gaming, Inc.
3440 West Russell Road
Las Vegas, Nevada 89118

      Re: Herbst Gaming, Inc.
             Form 10-K for the year ended December 31, 2007
             Form 10-K/A filed September 30, 2008 for the year ended Dec. 31, 2007
             File No. 000-51046

Dear Ms. Higgins:

We have completed our review of your Form 10-K and related filings, including your recent Form 10-K/A, and have no further comments at this time.

             Sincerely,

             Linda Cvrkel
             Branch Chief